AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594
www.amerisourcebergen.com
Phone 610.727.7000

March 9, 2015

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:                                         Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:                             AmerisourceBergen Corporation

Form 10-K for the Fiscal Year Ended September 30, 2014

Filed November 25, 2014

Form 8-K filed on January 28, 2015

File No. 001-16671

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 24, 2015 (the “Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended September 30, 2014 (the “2014 Form 10-K”) and the Current Report on Form 8-K filed on January 28, 2015 of AmerisourceBergen Corporation (the “Registrant” or “Company”).

We have reproduced the comments contained in the Comment Letter and have set forth the Company’s response below the text of each comment.

Form 10-K for the Year Ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

Year ended September 30, 2014 compared with Year ended September 30, 2013, page 24

1.                                      We note your discussion of the factors impacting revenue and gross profit on pages 24-25.  Please confirm to us that you will provide a more robust discussion of the individual factors that significantly impact both your revenue and gross profit, including quantification of material changes and an analysis of the underlying reason(s) for each material change identified.  In your response letter,

United States Securities and Exchange Commission

March 9, 2015

please provide a draft of your proposed disclosure to be included in future filings based on a comparison of the years ended September 30, 2014 and 2013.

Response:

We confirm that in future filings we will provide a more robust discussion of the individual factors that significantly impact the Company’s revenue and gross profit, including quantification of material changes and an analysis of the underlying reason(s) for each material change identified, where possible.  For illustrative purposes, we have underlined changes we made to our revenue and gross profit disclosure in our 2014 Form 10-K as set forth below:

Year ended September 30, 2014 compared with Year ended September 30, 2013

Revenue

	Fiscal year ended September 30,
(dollars in thousands)	2014	2013	Change
Pharmaceutical Distribution	$117,383,967	$86,063,531	36.4%
Other	2,449,149	2,087,968	17.3%
Intersegment eliminations	(263,989)	(192,332)	37.3%
Revenue	$119,569,127	$87,959,167	35.9%

Revenue increased 35.9% from the prior fiscal year.  The increase in revenue was primarily due to increased sales to Walgreens of $25.0 billion in the fiscal year ended September 30, 2014.  The prior fiscal year included only one month of Walgreens brand business as the distribution contract with Walgreens became effective on September 1, 2013.  Additionally, fiscal 2014 revenue included the gradual phase in of the Walgreens generics business beginning in January 2014.  Excluding Walgreens, our revenue increased by 8% and approximately half of this increase resulted from sales of new Hepatitis C drugs when these drugs were introduced. See discussions below under “Pharmaceutical Distribution Segment” and “Other” for additional commentary regarding our revenue growth.

We currently expect our revenue in fiscal 2015 to increase between 7% and 8%.  Our expected growth rate is driven in part by a full year of generic drug distribution to Walgreens, which was phased in during fiscal 2014.  Our future revenue growth will continue to be affected by various factors such as industry growth trends, including the introduction of new innovative brand therapies, the likely increase in the number of generic drugs that will be available over the next few years as a result of the expiration of certain drug patents held by brand-name pharmaceutical manufacturers, general

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March 9, 2015

economic conditions in the United States, competition within the industry, customer consolidation, changes in pharmaceutical manufacturer pricing and distribution policies and practices, increased downward pressure on government and other third party reimbursement rates to our customers, and changes in Federal government rules and regulations.

Pharmaceutical Distribution Segment

The Pharmaceutical Distribution segment grew its revenue by 36.4% from the prior fiscal year.  Intrasegment revenues between ABDC and ABSG have been eliminated in the presentation of total Pharmaceutical Distribution revenue.  These intrasegment revenues primarily consisted of ABSG sales directly to ABDC customer sites or ABSG sales to ABDC’s facilities.  Total intrasegment revenues were $4.2 billion and $3.4 billion in the fiscal years ended September 30, 2014 and 2013, respectively.

ABDC’s revenue of $101.9 billion increased 42.0% from the prior fiscal year (before intrasegment eliminations).  The increase in ABDC’s revenue was primarily due to increased sales to Walgreens of $25.0 billion in the fiscal year ended September 30, 2014 (as noted above), and increased sales (including new Hepatitis C drugs) to some of our other larger customers.

ABSG’s revenue of $19.6 billion increased 11.1% from the prior fiscal year (before intrasegment eliminations) primarily due to increased sales of certain specialty products and growth in its blood products, vaccine, and specialty distribution businesses, which contributed to approximately 90% of the total increase in ABSG’s revenue growth resulting from an increase in demand of these products from its customers.  The specialty distribution business continues to benefit from sales of an ophthalmology drug.

A portion of ABSG’s revenue is generated from the distribution of pharmaceuticals to physicians who specialize in a variety of disease states, especially oncology.  Under federal sequestration legislation, Medicare physician reimbursement rates for Part B drugs were reduced on April 1, 2013.  Community oncologists and other specialty physicians that administer drugs under Medicare Part B continue to be impacted by lower reimbursement rates for specialty pharmaceutical drugs.  As a result, some physician practices continue to consider consolidating or selling their businesses to hospitals.  While we service the needs of many hospitals, the continuing shift in this service channel has reduced oncology revenue.  (Refer to item 1A. Risk Factors, in this report, for a more detailed description of this business risk.)  ABSG’s business may continue to be adversely impacted in the future by changes in medical guidelines and the Medicare reimbursement rates for certain pharmaceuticals, especially oncology drugs administered by physicians.  Since ABSG provides a number of services to or through

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March 9, 2015

physicians, any changes affecting this service channel could result in additional revenue reductions.

A number of our contracts with customers or group purchasing organizations (“GPOs”) are typically subject to expiration each year.  We may lose a significant customer or GPO relationship if any existing contract with such customer or GPO expires without being extended, renewed, or replaced.  During the fiscal year ended September 30, 2014, no significant contracts expired.  Over the next twelve months, only one significant contract is scheduled to expire.  Our contract with Express Scripts, Inc. (“Express Scripts”) expires in September 2015.  However, it is subject to an automatic one year renewal at the election of Express Scripts.  Express Scripts accounted for 18% of our revenue in fiscal 2014.  Our revenue, results or operations, and cash flows will be negatively impacted if the Express Scripts contract is not renewed or the terms of the renewed contract are less favorable than the existing contract.

Other

Revenue in Other increased 17.3% from the prior fiscal year primarily due to our distribution business within ABCS, which benefited from the launch of two new products in the middle of the prior fiscal year.  Increased revenue from World Courier also contributed to the fiscal 2014 revenue growth.

Gross Profit

	Fiscal year ended September 30,
(dollars in thousands)	2014	2013	Change
Pharmaceutical Distribution	$2,771,190	$2,272,792	21.9%
Other	534,803	489,145	9.3%
Gains on antitrust litigation settlements	24,436	22,883
LIFO expense	(348,063)	(277,001)	25.7%
Gross profit	$2,982,366	$2,507,819	18.9%

Gross profit increased 18.9%, or $474.5 million, from the prior fiscal year.  This increase was due to the increase in Pharmaceutical Distribution gross profit and the increase in the gross profit of Other (see further discussion below) and was offset in part by the $71.1 million increase in LIFO expense.  The increase in LIFO expense was primarily due to lower generic drug deflation resulting from the generics pricing environment and a lower number of more significant generic drugs coming off their exclusivity period.

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March 9, 2015

Pharmaceutical Distribution gross profit increased 21.9%, or $498.4 million, from the prior fiscal year.  Gross profit for fiscal 2014 was positively impacted by higher brand and generic sales volume primarily attributable to Walgreens (as noted above).  Gross profit also increased due to brand and generic price appreciation, the growth of our non-community oncology specialty distribution businesses and income resulting from our participation in the Walgreens and Alliance Boots procurement joint venture.  As a percentage of revenue, Pharmaceutical Distribution gross profit margin of 2.36% in the fiscal year ended September 30, 2014 decreased 28 basis points from the prior fiscal year.  The Pharmaceutical Distribution gross profit margin decline was primarily due to a significant increase in lower margin business with Walgreens and some of our other larger customers and competitive pressures on customer margins.

Gross profit in Other increased 9.3%, or $45.7 million, from the prior fiscal year.  The increase in gross profit was primarily due to improved gross margin in World Courier and higher revenue in ABCS’ distribution business.  As a percentage of revenue, gross profit margin in Other of 21.84% decreased from 23.43% in the prior fiscal year.  This decrease was primarily due to an increase in ABCS’ distribution revenue, which has a lower gross profit margin in comparison to other businesses within Other.  These decreases were offset, in part, by increases in the gross profit margin of World Courier.

We recognized gains of $24.4 million and $22.9 million from antitrust litigation settlements with pharmaceutical manufacturers during the fiscal years ended September 30, 2014 and 2013, respectively.  The gains were recorded as reductions to cost of goods sold.  We are unable to estimate future gains, if any, that we will recognize as a result of antitrust litigation settlements (see Note 13 of the Notes to Consolidated Financial Statements).

Our cost of goods sold includes a last-in, first-out (“LIFO”) provision that is affected by changes in inventory quantities, product mix, and manufacturer pricing practices, which may be impacted by market and other external influences, many of which are difficult to predict.  We recorded LIFO expense of $348.1 million and $277.0 million in the fiscal years ended September 30, 2014 and 2013, respectively.

Gross Profit, page 25

2.                                      We note the significant increase in your allowances for returns and doubtful accounts from $358,161 as of September 30, 2013 to $998,383 as of September 30, 2014 (page 42), which appears to be largely driven by the increase in your estimated customer sales returns at September 30, 2014 (page 50). We further note on page two of your December 31, 2014 Form 10-Q that the total allowance for returns and doubtful accounts decreased from $998,383 at September 30, 2014 to $931,322 at December 31, 2014.  Please advise us of the following with respect to these changes:

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March 9, 2015

•                                          Identify for us the reason(s) for the significant increase in your estimated customer sales returns at September 30, 2014 and subsequent decrease at December 31, 2014, including any changes in the methodology or assumptions involved, and confirm to us that you will clearly describe the reason(s) for any significant changes in your significant accounting policies and estimates in future filings.

•                                          Confirm our understanding that the impact resulting from changes in the allowance for sales returns are reflected in your gross profit and, if so, quantify for us the impact of the annual 2014 and first quarter 2015 changes on your gross profit and confirm that you will include a discussion of any significant effects on your gross profit resulting from changes in the allowance for sales returns in future filings, to the extent applicable.

Response:

The increase in our estimated customer sales return at September 30, 2014 was due to the increase in sales to Walgreens and their higher rate of returns in comparison to returns from the remainder of our customer base.  The decline in customer sales return at December 31, 2014 was due to the reduced rate of returns from Walgreens from September 2014 to December 2014.  There were no changes in methodology or assumptions used when determining our estimated customer sales return at September 30, 2014 and December 31, 2014.  We confirm that in future filings we will clearly describe the reason(s) for any significant changes in our significant accounting policies and estimates.

We confirm that changes in the allowance for sales returns are reflected in our gross profit; however, the impact of changes in the allowance for sales returns is immaterial to gross profit for a number of reasons:  there is no economic or accounting loss on returned products; we frequently charge restocking fees to our customers; and the overall percentage of customer product returns to revenue is low.  Additionally, our customer sales returns policy generally allows customers to return products only if the products can be resold at full value or returned to suppliers for full credit.  We confirm that, to the extent applicable and material, we will include in future filings a discussion of significant effects on our gross profit resulting from changes in the allowances for sales returns.

Financial Statements and Supplementary Data, page 40

Notes to Consolidated Financial Statements, page 47

Note 1. Summary of Significant Accounting Policies, page 47

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March 9, 2015

Merchandise Inventories, page 50

3.                                      We note your disclosure here of items that affect the annual LIFO provision, and your statement that changes to any of those factors can have a material impact to the Company’s annual LIFO provision. We further note management’s discussion in the fourth quarter earnings conference call transcript of the actual factors that contributed to the year-over-year LIFO expense increase.  Please confirm to us you will disclose the actual factors that contributed to significant changes in your LIFO expense in future filings.

Response:

We confirm that in future filings we will disclose the actual factors that contributed to significant changes in our LIFO expense.

Note 7. Stockholders’ Equity and Earnings per Share, page 57

4.                                      We note your disclosure on page 59 that the Capped Calls are subject to a “cap” price and if the Company’s share price exceeds the “cap” price in the Capped Calls at the time the Warrants are exercised, the number of shares that will be delivered to the Company under the Capped Calls will be reduced, and accordingly, will cover less than 60% of the shares of the Common Stock subject to Warrants.  We further note on page nine of your December 31, 2014 Form 10-Q that the Company amended certain of the Capped Calls to increase their “cap” price to continue to address the potentially dilutive effects of the Warrants, and the Company paid a $100 million premium in January 2015 to increase the cap price on certain of the Capped Calls subject to the warrants that become exercisable in 2016.  Please provide disclosure of the “cap” price for your Capped Calls in future filings.

Response:

The Company acknowledges that the extent to which the Capped Calls “cover” the shares of the Company’s common stock underlying the Warrants may be relevant to investors.   However, the Company does not believe that disclosing the “cap” price on the Capped Calls will provide meaningful information to investors regarding the Warrant coverage because the “cap” price itself would not allow an investor accurately to estimate the Warrant “coverage”.  In addition, the Company has some concern that disclosure of the “cap” price may result in certain investors seeking to pursue trading strategies based on the “cap” price for the Warrants that could be potentially disruptive.  Accordingly, the Company intends to include in its future filings disclosure that provides a current

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estimate of the “coverage” of the Warrants based on the trading price of the Company’s common stock.  The Company believes that this future disclosure would address the substance of the Staff’s comment by providing investors with updated disclosure regarding the warrant “coverage” without disclosing the actual “cap” price for the Warrants.   An example of the proposed disclosure is set forth below.

“Based on the closing price of our Common Stock on the last day of our most recently completed fiscal period, the Capped Calls associated with the Warrants exercisable in 2016 would have covered approximately [•]% of the shares subject to the such Warrants and the Capped Calls associated with the Warrants exercisable in 2017 would have covered approximately [•]% of the shares subject to the such Warrants.”

Schedule II — Valuation and Qualifying Accounts, page 87

5.                                      We note on page 50 that your accrual for estimated customer sales returns increased from $275.8 million at September 30, 2013 to $932.6 million at September 30, 2014. Please tell us why you have not provided a presentation of the activity within the reserve for customer sales returns.

Response:

We have not historically provided a presentation of the activity within the reserve for customer sales returns within Schedule II — Valuation and Qualifying Accounts, because we determined that the impact is immaterial as there is no economic or accounting loss.  We agree to provide in future filings a presentation of activity within the reserve for customer sales returns on Schedule II — Valuation and Qualifying Accounts.

Form 8-K filed January 28, 2015

Exhibit 99.1

6.                                      We note that you present full non-GAAP income statements for the three months ended December 31, 2014 and 2013. We believe that the presentation of a full non- GAAP income statement attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures, and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will revise your presentation to provide relevant information to investors without providing full non-GAAP income statements in future filings. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

United States Securities and Exchange Commission

March 9, 2015

Response:

We confirm that in future filings we will revise our presentation to provide relevant information to investors about our non-GAAP financial measures without providing full non-GAAP income statements.

*                              *                              *

In connection with the Commission’s request in the Comment Letter that the Company provide a statement containing certain acknowledgements, the Company acknowledges that:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 727-7185 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Sincerely,

/s/ Tim G. Guttman

Tim G. Guttman
Executive Vice President and
Chief Financial Officer

cc:	Joanna Lam
John Archfield